UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40744

Otonomo Technologies Ltd.
(translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

The following press release is furnished hereto:

Exhibit No.	Description
99.1	Press Release, dated August 21, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2023	Otonomo Technologies Ltd.

	By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer